07006753

STATES
HANGE COMMISSION
, D.C. 20549

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SEC MAIL PROCESSING SECTION
RECEIVED
MAR 0 5 2007
WASH, D.C.
210

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67314

CRD # 140385

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 02/24/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Partnership Capital Growth, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 Embarcadero Center Suite 3810
(No. and Street)

San Francisco CA 94111
(City) (State) (Zip Code)

Commission # 1552592
Notary Public - California
Alameda County
My Comm. Expires Mar 19, 2010

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crawford Pimentel & Co., Inc.
(Name – *if individual, state last, first, middle name*)

2150 Trade Zone Blvd. San Jose CA 95131
(Address) (City) (State) (Zip Code)

PROCESSED
APR 1 1 2007
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

19 4/6

AB 4/10

FINANCIAL STATEMENTS

PARTNERSHIP CAPITAL GROWTH, LLC

San Francisco, California

December 31, 2006

TABLE OF CONTENTS

Crawford, Pimentel & Co., Inc.
Certified Public Accountants
2150 Trade Zone Boulevard, Suite 200
San Jose, California 95131

INDEPENDENT AUDITORS' REPORT

To the Member of
Partnership Capital Growth, LLC
San Francisco, California

We have audited the accompanying statement of financial condition of Partnership Capital Growth, LLC (a Delaware limited liability company) as of December 31, 2006, and the related statements of operations, changes in member's capital, and cash flows for the period from February 24, 2006 (inception) to December 31, 2006 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Partnership Capital Growth, LLC as of December 31, 2006, and the results of its operations, changes in member's capital and cash flows for the period from February 24, 2006 (inception) to December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Crawford, Pimentel & Co., Inc.

February 20, 2007

PARTNERSHIP CAPITAL GROWTH, LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2006

ASSETS

Cash and cash equivalents	$	34,342
Prepaid expenses		8,529
Total assets	$	42,871

LIABILITIES AND MEMBER'S EQUITY

Accrued expenses	$	6,000
Total liabilities		6,000
Member's equity		36,871
Total liabilities and member's equity	$	42,871

The accompanying notes are an integral part of this financial statement.

PARTNERSHIP CAPITAL GROWTH, LLC

STATEMENT OF OPERATIONS
For the Period from February 24, 2006 (inception) to December 31, 2006

INTEREST INCOME	$	93
EXPENSES		
Administration fees		49,236
Net loss	$	(49,143)

The accompanying notes are an integral part of this financial statement.

PARTNERSHIP CAPITAL GROWTH, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
For the Period from February 24, 2006 (inception) to December 31, 2006

Balance at February 24, 2006	$	-
Member's capital contribution		86,014
Net loss		(49,143)
Balance at December 31, 2006	$	36,871

The accompanying notes are an integral part of this financial statement.

PARTNERSHIP CAPITAL GROWTH, LLC

STATEMENT OF CASH FLOWS
For the Period from February 24, 2006 (inception) to December 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(49,143)
Adjustments to reconcile net income to net cash used in operating activities:		
Inrease in prepaid expenses		(8,529)
Inrease in accrued expenses		6,000
Total adjustments		(2,529)
Net cash used in operating activities		(51,672)
CASH FLOWS FROM FINANCING ACTIVITIES		
Member's capital contribution		86,014
Net cash provided by financing activities		86,014
NET INCREASE IN CASH AND CASH EQUIVALENTS		34,342
CASH AND CASH EQUIVALENTS, beginning of year		-
CASH AND CASH EQUIVALENTS, end of year	$	34,342

The accompanying notes are an integral part of this financial statement.

NOTES TO FINANCIAL STATEMENTS
For the Period from February 24, 2006 (inception) to December 31, 2006

Note A – The Company

Partnership Capital Growth, LLC (the "Company') was organized in Delaware on February 24, 2006. The Company is a broker-dealer registered with the National Association of Securities Dealers (NASD) licensed to conduct all private and public securities transactions. The Company's primary source of revenue is broker fees generated through transactions executed in the healthy/active living market. The Company is wholly owned by Mr. Brent R. Knudsen.

The Company maintains one office in San Francisco, California.

Note B – Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amount of income and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less at acquisition to be cash equivalents.

Note B – Summary of Significant Accounting Policies (Continued)

Income Taxes

The Company is a single member LLC, as such, is treated as sole proprietary business of Mr. Knudsen for federal income tax purposes. Because of its tax status, the Company is disregarded as a separate entity for income tax purposes.

PARTNERSHIP CAPITAL GROWTH, LLC

NOTES TO FINANCIAL STATEMENTS
For the Period from February 24, 2006 (inception) to December 31, 2006

Note C – Minimum Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed eight to one. At December 31, 2006, the Company had net capital of $28,342, which was $23,342 in excess of required minimum net capital. The Company's net capital ratio was 0.21 to 1.

Note D – Related Party Transactions

The Company shares office space with Partnership Capital Growth Advisors, LLC (PCGA), a 100% owned entity by Mr. Brent R. Knudsen, and pays $1,000 of monthly rent for the space. The total rent paid in 2006 was $6,000.

The Company is also allocated other expenses from PCGA. For the year ended 2006, total allocated overhead expenses amounted to $1,250.

SUPPLEMENTAL INFORMATION

PARTNERSHIP CAPITAL GROWTH, LLC

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2006

NET CAPITAL				
Total member's equity			$	36,871
Adjustments				-
Total capital				36,871
DEDUCTIONS AND/OR CHANGES				
Nonallowable assets:				
Prepaid expenses				8,529
Net capital				28,342
COMPUTATIONS OF BASIC NET CAPITAL REQUIREMENT				
Aggregate indebtedness	$	6,000		
		x 12.5%		
12.5% of aggregate indebtedness	$	750		
Minimum net capital	$	5,000		
Greater of 12.5% of aggregate indebtedness or $5,000				5,000
Excess net capital			$	23,342
Ratio: Aggregate indebtedness to net capital				0.21 to 1

See accompanying Independent Auditors' Report.

Crawford, Pimentel & Co., Inc.
Certified Public Accountants
2150 Trade Zone Boulevard, Suite 200
San Jose, California 95131

REPORT ON INTERNAL CONTROL

To the Member of
Partnership Capital Growth, LLC
San Francisco, California

In planning and performing our audit of the financial statements of Partnership Capital Growth, LLC (the Company), for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine out auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to

the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Crawford, Pimentel & Co., Inc.

February 20, 2007

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